SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: 4th December, 2002 for the month of November, 2002

TELENOR ASA
 (Registrant’s Name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Telenor TEL

19.11.02 08:11	TO BECOME MAIN SHAREHOLDER IN UTFORS To be filed
13.11.02 09:26	MELDEPLIKTIG HANDEL
30.10.02 09:38	PRESENTASJONSMATERIALE
30.10.02 09:01	PRESENTATION Q3 Not necessary to file
30.10.02 08:51	REPORT Q3-ATTACHMENTS Filed 30th Oct
30.10.02 08:49	REPORT Q3 2002 Filed 30th Oct
19.11.02 08:11	TEL TO BECOME MAIN SHAREHOLDER IN UTFORS avtaler

     Telenor Business Solutions has entered into agreements in order to acquire a 90% ownership in Utfors for a price of 264 million SEK.

     The agreement was entered into by the board of Utfors, Telenor Business Solutions, the Utfors bank consortium, Utfors reconstruction committee and shareholders, representing 34.4% of shares and votes in Utfors. As part of the agreement, Telenor Business Solutions will take over part of the Utfors bank consortiums claims towards Utfors, which thereafter will be converted into shares and convertible bonds that can be converted to a further 2% shareholding. After a conversion, the bank consortium will own 1.2% of Utfors shares and votes, while existing shareholders will own 6.8%.

     Furthermore, through the agreement Telenor Business Solutions guarantees the known creditors a debt settlement of 25%, consistent with the terms of the Utfors current restructuring.

     In addition, Telenor Business Solutions will transfer its Swedish operation, Telenor Business Solutions AB, to Utfors as compensation for additional convertible bonds. Utfors and Telenor Business Solutions AB will thereby be integrated. The value of Telenor Business Solutions Swedish operations will be determined through an independent valuation by Enskilda Securities. Telenor Business Solutions stake in Utfors after full dilution is dependent upon this valuation and will be reported at an extraordinary shareholders meeting.

     The transaction is dependant upon, among other things, court approval of the proposed debt settlement of 25%, and that an extraordinary share holders meeting on 18. December 2002 decides the issuance of shares and convertible bonds such that the restructuring of Utfors can be completed The transaction also requires approval by the Swedish Competition Authorities. If the conditions which govern the transaction are not met, Telenor Business Solutions and the bank consortium have agreed that Telenor Business Solutions will have a right to acquire the collateral issued by Utfors in the form of shares in subsidiaries.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

Date: 4th December, 2002	By:

Name: Torstein Moland
Title: CFO

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